SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (AMENDMENT NO. 3)

                         THE COLEMAN COMPANY, INC.
                              (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                193559 10 1
                               (CUSIP NUMBER)

                             Steven Isko, Esq.
                        2381 Executive Center Drive
                         Boca Raton, Florida 33431
                               (561) 912-4100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                          Richard L. Easton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000

                               July 12, 1999
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box ( ).



 CUSIP NO. 193559 10 1               13D


 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      SUNBEAM CORPORATION (I.R.S. EMPLOYER IDENTIFICATION NUMBER 25-1638266)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) ( )
                                                             (b) ( )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      BK, 00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)   ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE

        NUMBER OF              7    SOLE VOTING POWER        -44,067,520-
         SHARES
       BENEFICIALLY            8    SHARED VOTING POWER      - 0 -
       OWNED BY EACH
         REPORTING             9    SOLE DISPOSITIVE POWER   -44,067,520-
        PERSON WITH
                               10   SHARED DISPOSITIVE POWER - 0 -

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     44,067,520

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       ( )
      NOT APPLICABLE

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      78.9%

 14   TYPE OF REPORTING PERSON
      CO



      This Amendment No. 3 to the Statement on Schedule 13D dated March 9, 1998 filed by Sunbeam Corporation, a Delaware corporation ("Sunbeam"), as heretofore amended (the "Statement"), relates to the common stock, par value $.01 per share (the "Company Common Stock"), of The Coleman Company, Inc. (the "Company"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

      This Amendment No. 3 is being filed to reflect that on July 12, 1999 Sunbeam acquired indirect beneficial ownership of 3,000,000 shares of a newly created series of voting preferred stock, par value $.01 per share, of the Company denominated as "Series A Participating Preferred Stock." As a result of the acquisition by Sunbeam of the Series A Participating Preferred Stock, Sunbeam currently indirectly beneficially owns 78.9% of the outstanding Company Common Stock and indirectly possesses approximately 80.01% of the aggregate voting power of the Company's outstanding capital stock.

 ITEM 4.        PURPOSE OF TRANSACTION.

      Item 4 of the Statement is hereby amended to add the following:

           On July 12, 1999, Sunbeam acquired indirect beneficial ownership of 3,000,000 shares of Series A Participating Preferred Stock at a purchase price of approximately $10.35 per share (the "Preferred Per Share Issue Price"), or an aggregate of approximately $31,061,400. The Preferred Per Share Issue Price represented 110% of the average closing price per share of the Company Common Stock, as reported on the New York Stock Exchange, Inc. Composite Transactions Tape, over the five (5) trading days prior to the date of issuance. The shares of Series A Participating Preferred Stock were issued to Sunbeam's wholly owned subsidiary, Coleman Worldwide Corporation ("Worldwide") and were issued in a transaction which was exempt from the registration requirements of the Securities Act of 1933, as amended. In addition, the shares of Series A Participating Preferred Stock acquired by Sunbeam have not been and will not be: (i) registered under the Securities Exchange Act of 1934, as amended, or (ii) listed on any national securities exchange or quoted on the Nasdaq National Market System or other over-the-counter market.

           The shares of Series A Participating Preferred Stock were created by the Company and acquired by Sunbeam in order to enable Sunbeam and the Company to file consolidated federal income tax returns prior to the consummation of the Coleman Merger. In order for the Company and Sunbeam to file consolidated federal income tax returns, Sunbeam must own in excess of 80% of each of the aggregate value and aggregate voting power of the Company's outstanding capital stock. As a result of the acquisition by Sunbeam of the Series A Participating Preferred Stock, Sunbeam now believes the Company and Sunbeam can file consolidated federal income tax returns.

           Each share of Series A Participating Preferred Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Company. Except as required by law, the holders of the Series A Participating Preferred Stock vote together as a single class with the holders of the Company Common Stock on all matters submitted to a vote of the stockholders of the Company. The Series A Participating Preferred Stock is entitled to an annual dividend, in preference to any dividends on (i) the Company Common Stock or (ii) any other class of capital stock of the Company ranking junior (either as to dividends or upon liquidation, dissolution or winding up), equal to 7.0% of the Preferred Per Share Issue Price. Dividends on the Series A Participating Preferred Stock will accrue and be payable at the earlier of (i) the time any liquidating distribution is made to the holders of the Series A Participating Preferred Stock and (ii) the time the shares of Series A Participating Preferred Stock are exchanged or changed into other stock or securities, cash and/or any other property, in connection with a consolidation, merger, combination or other transaction involving the Company (other than the merger of a wholly owned Sunbeam subsidiary with and into the Company). The holders of shares Series A Participating Preferred Stock share ratably in all other dividends and distributions received by the holders of the Company Common Stock. In addition, the holders of shares of Series A Participating Preferred Stock are entitled to a per share liquidation preference equal to the Preferred Per Share Issue Price and, once the holders of shares of Company Common Stock have received a like per share amount, the holders of shares of Series A Participating Preferred Stock will share ratably with the holders of shares of Company Common Stock in all remaining amounts available for distribution upon liquidation of the Company.

           The terms of the Series A Participating Preferred Stock and the Preferred Per Share Issue Price were approved by the Board of Directors of the Company following the approval of such terms and price by a special committee of the Company's Board of Directors consisting of A. Whitman Marchand, the Company's sole independent director.

                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 July 16, 1999

                               SUNBEAM CORPORATION


                               By:    /s/ Steven Isko
                                     -------------------------
                                     Steven Isko
                                     Senior Vice President and
                                       General Counsel